1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

SPIL is filing a lawsuit against Advanced Semiconductor Engineering, Inc.

Issuer: Siliconware Precision Industries Co., Ltd.

Issue Date: 2015/10/15

Siliconware Precision Industries Co. Ltd. (TWSE: 2325, NASDAQ: SPIL) (the “Company”) filed a civil lawsuit against Advanced Semiconductor Engineering, Inc. (TWSE 2311, NYSE: ASX) (“ASE”) in ASE’s domicile at the Kaohsiung District Court at 9:30 AM on October 15, 2015, requesting the court to confirm ASE does not have the right to request registration as a shareholder in the Company’s shareholder register.

ASE conducted a tender offer of the Company’s issued common shares and American Depositary Receipts between August 24 and September 22, 2015, claiming in its tender offer prospectus and at numerous public occasions that its tender offer was a “purely financial investment”. However, ASE, both during the tender offer period and after its completion, has acted with a competitor’s mindset, repeatedly criticizing the Company’s proposed strategic alliance with Hon Hai Precision Industry Co., Ltd. and aggressively intervening in the Company’s business operations, even clearly stating in its lawsuit that the proposed strategic alliance will affect the number of the Company’s board of director seats it can obtain. These various actions reveal ASE’s “financial investment” was in name only, when in actuality ASE is attempting to directly and indirectly control the Company’s business operations. ASE’s tender offer prospectus was a sham, concealing the true purpose of ASE’s tender offer, thereby ASE’s tender offer violated the Securities and Exchange Act, Fair Trade Act and other related regulations and breaching public order, and thus should be invalid.

The Company, in order to protect the rights of Company and all its shareholders, is appeal to the courts to right the injustice of ASE’s unlawful tender offer. Once the court issues a judgment in this case, the Company shall lawfully proceed with all procedures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: October 15, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer